Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

16th August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

02 AUG 29 AM 5:01

02049671

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information a notification dated 16th August 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

encl.

F:\WIN\Dairy Farm\Share Repurchase.doc\6

Full Text Announcement

Company	Dairy Farm International Hldgs Ltd
TIDM	DFI
Headline	Purchase of Own Securities
Released	10:47 16 Aug 2002
Number	0674A

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

SHARE REPURCHASE

Please be advised of the following repurchase by DFIH of its ordinary shares in the market:-

Date of repurchase	: 16th August 2002
Total number of shares repurchased	: 261,000 shares
Price paid per share	: US$0.84

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

16th August 2002

www.dairyfarmgroup.com

END